UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

Date: 31 July 2023

Commission File Number: 001-14958

NATIONAL GRID plc

(Translation of registrant’s name into English)

England and Wales

(Jurisdiction of Incorporation)

1-3 Strand, London, WC2N 5EH, United Kingdom
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

☒  Form 20-F      ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3- 2(b) under the Securities Exchange Act of 1934.  ☐  Yes    ☒  No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

EXHIBIT INDEX

Exhibit No.	Description
99.1	Exhibit 99.1 Announcement sent to the London Stock Exchange on 30 June 2023 — Director/PDMR Shareholding
99.2	Exhibit 99.2 Announcement sent to the London Stock Exchange on 03 July 2023 — Total Voting Rights
99.3	Exhibit 99.3 Announcement sent to the London Stock Exchange on 06 July 2023 — Director/PDMR Shareholding
99.4	Exhibit 99.4 Announcement sent to the London Stock Exchange on 06 July 2023 — Director/PDMR Shareholding
99.5	Exhibit 99.5 Announcement sent to the London Stock Exchange on 10 July 2023 — Director/PDMR Shareholding
99.6	Exhibit 99.6 Announcement sent to the London Stock Exchange on 27 July 2023 — Publication of a Prospectus

Exhibit 99.1

30 June 2023

National Grid plc ('National Grid' or 'Company')

Notification of Transactions of Persons Discharging Managerial Responsibilities ('PDMRs')

This announcement is made in accordance with Article 19 of the Market Abuse Regulation ('MAR') and relates to the following PDMRs being granted awards under the Company's Long Term Performance Plan ('LTPP') on 28 June 2023.

Each of the LTPP Awards will vest on or after 1 July 2026 and are conditional on continued employment and on the satisfaction of the performance conditions approved by the Remuneration Committee.

In addition, as disclosed in the Company's 2022/23 Annual Report and Accounts, Executive Directors are required to retain the after-tax value of any shares under the LTPP award until the shareholding requirement is met, and in any event for two years after receipt. The LTPP award is subject to clawback and malus provisions.

For further details of the LTPP, please see the Company's 2022/23 Annual Report and Accounts.

In accordance with MAR the relevant Financial Conduct Authority notifications are set out below.

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Andy Agg
2	Reason for the notification
a)	Position/status	Chief Financial Officer
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	National Grid plc
b)	LEI	8R95QZMKZLJX5Q2XR704
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares of 12 204/473p each GB00BDR05C01
b)	Nature of the transaction	Acquisition of a conditional award over securities, for nil consideration, under the Long Term Performance Plan.
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		Nil	214,445
d)	Aggregated information - Aggregated volume - Price
e)	Date of the transaction	2023.06.28
f)	Place of the transaction	Outside of a Trading Venue

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Justine Campbell
2	Reason for the notification
a)	Position/status	Group General Counsel & Company Secretary
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	National Grid plc
b)	LEI	8R95QZMKZLJX5Q2XR704
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares of 12 204/473p each GB00BDR05C01
b)	Nature of the transaction	Acquisition of a conditional award over securities, for nil consideration, under the Long Term Performance Plan.
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		Nil	106,871
d)	Aggregated information - Aggregated volume - Price
e)	Date of the transaction	2023.06.28
f)	Place of the transaction	Outside of a Trading Venue

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Adriana Karaboutis
2	Reason for the notification
a)	Position/status	Chief Information and Digital Officer
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	National Grid plc
b)	LEI	8R95QZMKZLJX5Q2XR704
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	American Depository Shares US 6362744095
b)	Nature of the transaction	Acquisition of a conditional award over securities, for nil consideration, under the Long Term Performance Plan.
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		Nil	27,693
d)	Aggregated information - Aggregated volume - Price
e)	Date of the transaction	2023.06.28
f)	Place of the transaction	Outside of a Trading Venue

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	John Pettigrew
2	Reason for the notification
a)	Position/status	Chief Executive
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	National Grid plc
b)	LEI	8R95QZMKZLJX5Q2XR704
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares of 12 204/473p each GB00BDR05C01
b)	Nature of the transaction	Acquisition of a conditional award over securities, for nil consideration, under the Long Term Performance Plan.
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		Nil	380,130
d)	Aggregated information - Aggregated volume - Price
e)	Date of the transaction	2023.06.28
f)	Place of the transaction	Outside of a Trading Venue

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Will Serle
2	Reason for the notification
a)	Position/status	Chief People and Culture Officer
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	National Grid plc
b)	LEI	8R95QZMKZLJX5Q2XR704
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares of 12 204/473p each GB00BDR05C01
b)	Nature of the transaction	Acquisition of a conditional award over securities, for nil consideration, under the Long Term Performance Plan.
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		Nil	95,063
d)	Aggregated information - Aggregated volume - Price
e)	Date of the transaction	2023.06.28
f)	Place of the transaction	Outside of a Trading Venue

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Ben Wilson
2	Reason for the notification
a)	Position/status	Chief Strategy and External Affairs Officer & Interim President, National Grid Ventures
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	National Grid plc
b)	LEI	8R95QZMKZLJX5Q2XR704
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares of 12 204/473p each GB00BDR05C01
b)	Nature of the transaction	Acquisition of a conditional award over securities, for nil consideration, under the Long Term Performance Plan.
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		Nil	104,441
d)	Aggregated information - Aggregated volume - Price
e)	Date of the transaction	2023.06.28
f)	Place of the transaction	Outside of a Trading Venue

Exhibit 99.2

3 July 2023

National Grid plc ('National Grid' or 'Company')

Voting Rights update

National Grid's registered capital as of 30 June 2023 consisted of 3,930,371,661 ordinary shares, of which, 248,311,049 were held as treasury shares; leaving a balance of 3,682,060,612 with voting rights.

The figure of 3,682,060,612 may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, National Grid under the FCA's Disclosure Guidance and Transparency Rules.

Pritti Patel
General Counsel, Corporate and Deputy Company Secretary

Exhibit 99.3

6 July 2023

National Grid plc ('National Grid' or 'Company')

Notification of Transaction of Person Discharging Managerial Responsibilities ('PDMR')

This announcement is made in accordance with Article 19 of the Market Abuse Regulation ('MAR') and relates to the National Grid US Employee Stock Purchase Plan ('ESPP') monthly purchase on behalf of a PDMR. The relevant FCA notification is set out below.

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Adriana Karaboutis
2	Reason for the notification
a)	Position/status	Chief Information and Digital Officer
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	National Grid plc
b)	LEI	8R95QZMKZLJX5Q2XR704
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	American Depository Shares US 6362744095
b)	Nature of the transaction	Monthly purchase of securities under the National Grid US Employee Stock Purchase Plan
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		$57.181693	34.657071
d)	Aggregated information - Aggregated volume - Price
e)	Date of the transaction	2023.07.05

f)	Place of the transaction	Outside a trading venue

Exhibit 99.4

6 July 2023

National Grid plc ('National Grid' or 'Company')

Notification of Transactions of Persons Discharging Managerial
Responsibilities ('PDMRs')

This announcement is made in accordance with Article 19 of the Market Abuse Regulation ('MAR') and relates to the acquisition of shares by the following Group Executive Committee members, who are also PDMRs, under the Company's Long Term Performance Plan ('LTPP').

These awards relate to the 2020 LTPP and are referred to in the Company's 2022/23 Annual Report and Accounts. The awards were conditional on continued employment with the Company and on the satisfaction of the performance conditions approved by the Remuneration Committee, which (after tax on the gross award) must be retained until the shareholding requirement is met, and in any event for Executive Directors two years after receipt. This award is subject to malus and clawback provisions.

In accordance with MAR the relevant Financial Conduct Authority ('FCA') notifications are set out below.

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Andy Agg
2	Reason for the notification
a)	Position/status	Chief Financial Officer
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	National Grid plc
b)	LEI	8R95QZMKZLJX5Q2XR704
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares of 12 204/473p each GB00BDR05C01
b)	Nature of the transaction	Acquisition of shares in respect of the Long Term Performance Plan ('LTPP') 2020 award.
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		GBP Nil	245,669
d)	Aggregated information - Aggregated volume - Price
e)	Date of the transaction	2023.07.04
f)	Place of the transaction	London Stock Exchange (XLON)
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares of 12 204/473p each GB00BDR05C01
b)	Nature of the transaction	Sale of shares resulting from Long Term Performance Plan ('LTPP') award exercise to cover tax liabilities.
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		GBP 10.4652	115,871
d)	Aggregated information - Aggregated volume - Price
e)	Date of the transaction	2023.07.04
f)	Place of the transaction	London Stock Exchange (XLON)
1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Justine Campbell
2	Reason for the notification
a)	Position/status	Group General Counsel & Company Secretary
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	National Grid plc
b)	LEI	8R95QZMKZLJX5Q2XR704
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares of 12 204/473p each GB00BDR05C01
b)	Nature of the transaction	Acquisition of shares in respect of the Long Term Performance Plan ('LTPP') 2020 award.
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		GBP Nil	134,842
d)	Aggregated information - Aggregated volume - Price
e)	Date of the transaction	2023.07.04
f)	Place of the transaction	London Stock Exchange (XLON)
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares of 12 204/473p each GB00BDR05C01
b)	Nature of the transaction	Sale of shares resulting from Long Term Performance Plan ('LTPP') award exercise to cover tax liabilities.
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		GBP 10.4652	63,599
d)	Aggregated information - Aggregated volume - Price
e)	Date of the transaction	2023.07.04
f)	Place of the transaction	London Stock Exchange (XLON)

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Adriana Karaboutis
2	Reason for the notification
a)	Position/status	Chief Information and Digital Officer
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	National Grid plc
b)	LEI	8R95QZMKZLJX5Q2XR704
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	American Depository Shares US 6362744095
b)	Nature of the transaction	Acquisition of American Depositary Shares ('ADS') in respect of the Long Term Performance Plan ('LTPP') 2020 award.
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		USD Nil	33,249
d)	Aggregated information - Aggregated volume - Price
e)	Date of the transaction	2023.07.04
f)	Place of the transaction	Outside of a Trading Venue
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	American Depository Shares US 6362744095
b)	Nature of the transaction	Sale of ADS resulting from Long Term Performance Plan ('LTPP') award exercise to cover tax liabilities.
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		USD $67.38	14,798
d)	Aggregated information - Aggregated volume - Price
e)	Date of the transaction	2023.07.04
f)	Place of the transaction	Outside of a Trading Venue

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	John Pettigrew
2	Reason for the notification
a)	Position/status	Chief Executive
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	National Grid plc
b)	LEI	8R95QZMKZLJX5Q2XR704
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares of 12 204/473p each GB00BDR05C01
b)	Nature of the transaction	Acquisition of shares in respect of the Long Term Performance Plan ('LTPP') 2020 award.
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		GBP Nil	465,629
d)	Aggregated information - Aggregated volume - Price
e)	Date of the transaction	2023.07.04
f)	Place of the transaction	London Stock Exchange (XLON)
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares of 12 204/473p each GB00BDR05C01
b)	Nature of the transaction	Sale of shares resulting from Long Term Performance Plan ('LTPP') award exercise to cover tax liabilities.
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		GBP 10.4652	219,615
d)	Aggregated information - Aggregated volume - Price
e)	Date of the transaction	2023.07.04
f)	Place of the transaction	London Stock Exchange (XLON)

Exhibit 99.5

10 July 2023

National Grid plc ('National Grid' or 'Company')

Notification of Transactions of Persons Discharging Managerial Responsibilities ('PDMRs')

This announcement is made in accordance with Article 19 of the Market Abuse Regulation ('MAR') and relates to the National Grid Share Incentive Plan ('SIP') monthly purchases on behalf of PDMRs.

In accordance with MAR the relevant Financial Conduct Authority ('FCA') notifications are set out below.

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Andy Agg
2	Reason for the notification
a)	Position/status	Chief Financial Officer
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	National Grid plc
b)	LEI	8R95QZMKZLJX5Q2XR704
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares of 12 204/473p each GB00BDR05C01
b)	Nature of the transaction	Monthly purchase of securities ("partnership shares") under the Share Incentive Plan
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		GBP 10.0599	15
d)	Aggregated information - Aggregated volume - Price
e)	Date of the transaction	2023.07.07
f)	Place of the transaction	London Stock Exchange (XLON)

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	John Pettigrew
2	Reason for the notification
a)	Position/status	Chief Executive Officer
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	National Grid plc
b)	LEI	8R95QZMKZLJX5Q2XR704
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares of 12 204/473p each GB00BDR05C01
b)	Nature of the transaction	Monthly purchase of securities ("partnership shares") under the Share Incentive Plan
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		GBP 10.0599	15
d)	Aggregated information - Aggregated volume - Price
e)	Date of the transaction	2023.07.07
f)	Place of the transaction	London Stock Exchange (XLON)

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Will Serle
2	Reason for the notification
a)	Position/status	Chief People & Culture Officer
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	National Grid plc
b)	LEI	8R95QZMKZLJX5Q2XR704
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares of 12 204/473p each GB00BDR05C01
b)	Nature of the transaction	Monthly purchase of securities ("partnership shares") under the Share Incentive Plan
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		GBP 10.0599	15
d)	Aggregated information - Aggregated volume - Price
e)	Date of the transaction	2023.07.07
f)	Place of the transaction	London Stock Exchange (XLON)

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Ben Wilson
2	Reason for the notification
a)	Position/status	Chief Strategy and External Affairs Officer and Interim President, National Grid Ventures
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	National Grid plc
b)	LEI	8R95QZMKZLJX5Q2XR704
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares of 12 204/473p each GB00BDR05C01
b)	Nature of the transaction	Monthly purchase of securities ("partnership shares") under the Share Incentive Plan
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		GBP 10.0599	15
d)	Aggregated information - Aggregated volume - Price
e)	Date of the transaction	2023.07.07
f)	Place of the transaction	London Stock Exchange (XLON)

Exhibit 99.6

27th July 2023

National Grid plc / National Grid Electricity Transmission plc

Publication of a Prospectus

The following prospectus has been approved by the Financial Conduct Authority and is available for viewing:

The Prospectus dated 27th July 2023 (the "Prospectus") for the National Grid plc and National Grid Electricity Transmission plc Euro 20,000,000,000 Euro Medium Term Note Programme.

To view the full document, please paste the following URL into the address bar of your browser:

http://www.rns-pdf.londonstockexchange.com/rns/4630H_1-2023-7-27.pdf

A copy of the Prospectus has been submitted to the National Storage Mechanism and will shortly be available to the public for inspection at https://data.fca.org.uk/#/nsm/nationalstoragemechanism.

For further information, please contact:

Kwok Liu	+44 (0) 7900 405 729 (m)
Deputy Treasurer, Funding & Investment National Grid plc

Lyndsey Evans	+44 (0) 7714 672 052 (m)
Corporate Communications National Grid plc

DISCLAIMER - INTENDED ADDRESSEES

Please note that the information contained in the Prospectus may be addressed to and/or targeted at persons who are residents of particular countries (specified in the Prospectus) only and is not intended for use and should not be relied upon by any person outside these countries and/or to whom the offer contained in the Prospectus is not addressed. Prior to relying on the information contained in the Prospectus you must ascertain from the Prospectus whether or not you are part of the intended addressees of the information contained therein.

Your right to access this service is conditional upon complying with the above requirement.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NATIONAL GRID plc

By:	/s/Sally Kenward _______________________
Sally Kenward Senior Assistant Company Secretary

Date: 31 July 2023